Exhibit 99.1

Aurinia Enhances Commercial and Business Development Expertise with the Appointment of Joseph P. Hagan to its Board of Directors

VICTORIA, British Columbia--(BUSINESS WIRE)--February 8, 2018--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the appointment of Joseph P. “Jay” Hagan. to its board of directors. Mr. Hagan is currently the President and Chief Executive Officer of Regulus Therapeutics.

“Jay brings a wealth of business development and commercial experience to our Board,” said Richard M. Glickman, Chief Executive Officer and Chairman of the Board of Aurinia. “He has made significant contributions to the biotechnology industry during his career, and his strategic expertise will prove extremely valuable in the board room.”

Mr. Hagan joined Regulus in January 2016 as Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer and was appointed to President and Chief Executive Officer in May 2017. Mr. Hagan’s career includes roles as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Orexigen Therapeutics, Inc., Managing Director of Amgen Ventures and head of corporate development for Amgen Inc. Mr. Hagan has led numerous strategic and financing transactions including the acquisitions of Immunex and Tularik and the spinout of Novantrone and Relyspa, as well as many other business development efforts totaling over $15 billion in value. Before joining Amgen, Mr. Hagan spent five years in the bioengineering labs at Genzyme and Advanced Tissue Sciences. Mr. Hagan currently serves on the board of directors of Zosano Pharma, a publicly traded biotechnology company. He received an M.B.A. from Northeastern University and a B.S. in Physiology and Neuroscience from the University of California, San Diego.

"Aurinia’s commitment to addressing the significant unmet medical need in lupus nephritis with the promising results in Phase II clinical studies of voclosporin is highly encouraging for patients suffering from this debilitating disease,” added Jay Hagan. “I look forward to working together with the other board directors alongside this exceptional management team as we pursue a successful future for the company.”

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN, FSGS, MCD and DES. The company is headquartered in Victoria, BC and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to voclosporin’s promising results in Phase II clinical studies , Aurinia’s corporate strategy and Mr. Hagan’s expected impact on Aurinia’s progress. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of its clinical studies may change based on further analyses, the risk that Aurinia will not successfully complete its clinical programs and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

We seek safe harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor:
Celia Economides
VP, Corporate & Public Affairs
IR@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com